Exhibit 99.1

Investor Contact:

Michael Callahan, ICR

(203) 682-8311

Michael.Callahan@icrinc.com

Kornit Digital Reports 2018 Second Quarter Results

Highlights

●	Second quarter 2018 revenues increased 25.5% to $35.9 million, net of $1.5 million attributed to the non-cash impact of warrants, compared to $28.6 million net of $1.4 million attributed to the non-cash impact of warrants in the prior year period.

●	Second quarter 2018 GAAP operating income of $1.6 million, or 4.5% of revenues; non-GAAP operating income of $3.2 million, or 8.8% of revenue.

●	Second quarter 2018 GAAP net income of $1.8 million, or $0.05 per diluted share; non-GAAP net income of $3.2 million, or $0.09 per diluted share.

●	Second quarter warrants impact on Gross margin was 203BSP, Operating margin 364 BPS and 363 BPS on the Net margin.

●	Previously announced management transition completed as Ronen Samuel assumes role of Chief Executive Officer.

Rosh-Ha’Ayin, Israel – August 6, 2018 – Kornit Digital Ltd. (NASDAQ: KRNT), a leading provider of digital printing solutions for the global printed textile industry, today reported results for the second quarter ended June 30, 2018.

Non-GAAP figures in today’s press release are presented using a different methodology compared to previous periods as a result of comments from the US Securities and Exchange Commission. These changes also impact the Company’s guidance methodology. Details of which can be found at the end of today’s press release.

Kornit reported second quarter 2018 revenue increased 25.5% to $35.9 million, net of $1.5 million attributed to the non-cash impact of warrants, compared to the prior year period of $28.6 million, net of $1.4 million attributed to the non-cash impact of warrants. Higher revenue in the quarter was attributable to widespread growth across geographies and customers, and the delivery of systems on a large customer program.

GAAP operating income increased to $1.6 million, compared to the prior year period operating loss of $62 thousand. Non-GAAP operating income increased 138.3% to $3.2 million, or 8.8% of revenues, compared to the prior year period of $1.3 million or 4.7% of sales. Increased operating income was the result of increased sales, gross margin expansion, and higher operating leverage as a result of higher sales.

Ronen Samuel, Kornit Digital’s Chief Executive Officer commented, “I am very pleased with our results for the quarter which included a robust top line growth rate of 25.5% with revenues and operating margins coming in at above the high end of our guidance. These achievements were driven by strong demand for our market leading technology. The recent introduction of the Avalanche HD 6 System with its significant reduction in cost per print, improved hand-feel and improved print quality combined with the continued shift towards print on demand have created excellent business momentum. The retail shift towards shorter run production and the benefits offered by the HD6 are driving migration of more screen printers to our digital solution. To that end, we are well positioned to capture increased growth opportunities as our addressable market expands. Having spent the last 7 weeks on the road meeting customers and employees in all our regions, I was pleased to see the strong business momentum enjoyed by existing and new customers as well as the level of trust and depth of relations our employees have built over the years”.

Second Quarter Results of Operations

Kornit reported second quarter revenues, net of the non-cash impact of warrants, of $35.9 million, compared with the prior-year period level of $28.6 million. The total non-cash impact of the warrants deducted from revenues was $1.5 million in the second quarter of 2018 and $1.4 million in the second quarter of 2017.

On a GAAP basis, second quarter gross profit was $17.4 million, compared with $13.2 million, in the prior-year period. Non-GAAP gross profit in the second quarter was $17.6 million, or 49.2% gross margin compared with $13.3 million, or 46.6% gross margin in the second quarter of 2017. Higher gross margins primarily reflected a favorable product mix compared to the prior year period.

On a GAAP basis, total operating expenses in the second quarter were $15.8 million, compared to $13.2 million in the prior year period. Non-GAAP operating expenses in the second quarter increased to $14.5 million, or 40.3% of revenues, compared to $12.0 million, or 42% of revenues in the prior year period.

Second quarter GAAP research and development expenses were $5.3 million, compared to the prior-year period of $4.6 million. Second quarter non-GAAP research and development expenses were $5.1 million, or 14.2% of revenues, compared to $4.4 million, or 15.3% of revenues in the prior-year period.

Second quarter GAAP selling and marketing expenses were $6.4 million, compared to the prior-year period of $5.3 million. Second quarter non-GAAP selling and marketing expenses were $5.9 million, or 16.3% of revenues, compared to $4.8 million, or 16.8% of revenues in the prior-year period.

Second quarter GAAP general and administrative expenses were $4.0 million, compared to the prior-year period of $3.3 million. Second quarter non-GAAP general and administrative expenses were $3.5 million, or 9.8% of revenues, compared to $2.8 million, or 9.9% of revenues in the prior-year period.

On a GAAP basis, second quarter operating income was $1.6 million, compared to the prior year period operating loss of $62 thousand. Non-GAAP operating income in the second quarter increased to $3.2 million, compared to $1.3 million in the prior year period. As a percent of revenues, Non-GAAP operating margin for the second quarter was 8.8% of revenues, compared with 4.7% of revenues in the second quarter of 2017.

On a GAAP basis, the Company reported net income of $1.8 thousand, or $0.05 per diluted share, compared to a net income of $0.2 million, in the second quarter of 2017. Non-GAAP net income for the second quarter of 2018 was $3.2 million, or $0.09 per diluted share, compared to net income of $1.5 million, or $0.04 per diluted share in the prior year period.

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Balance Sheet and Cash Flow

At June 30, 2018, the Company had cash and marketable securities of $102.7 million, and no long-term debt. Cash flow used in operations for the second quarter of 2018 was $4.9 million, attributable to operation and reduction of inventory.

Third Quarter 2018 Guidance

The Company will discuss the details of its guidance live during its earnings conference call, which will be available for replay via webcast at ir.kornit.com.

Conference Call Information

The Company will host a conference call on the today at 5:00 p.m. ET, or 0:00 a.m. Israel time, to discuss the results, followed by a question and answer session for the investment community. A live webcast of the call can be accessed at ir.kornit.com. To access the call, participants may dial toll-free at 1-866-548-4713 or +1-323-794-2093. The toll-free Israeli number is 1 80 921 2883. The confirmation code is 8206507.

To listen to a telephonic replay of the conference call, dial toll-free 1-844-512-2921 or +1-412-317-6671 (international) and enter confirmation code 8206507. The telephonic replay will be available beginning at 8:00 p.m. ET on Monday, August 6, 2018, and will last through 11:59 p.m. ET on Monday, August 20, 2018. The call will also be available for replay via the webcast link on Kornit’s Investor Relations website.

Forward Looking Statements

Certain statements in this press release are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 and other U.S. securities laws. Forward-looking statements are characterized by the use of forward-looking terminology such as “will,” “expects,” “anticipates,” “continue,” “believes,” “should,” “intended,” “guidance,” “preliminary,” “future,” “planned,” or other words. These forward-looking statements include, but are not limited to, statements relating to the company’s objectives, plans and strategies, statements of preliminary or projected results of operations or of financial condition and all statements that address activities, events or developments that the company intends, expects, projects, believes or anticipates will or may occur in the future. Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties. The company has based these forward-looking statements on assumptions and assessments made by its management in light of their experience and their perception of historical trends, current conditions, expected future developments and other factors they believe to be appropriate. Important factors that could cause actual results, developments and business decisions to differ materially from those anticipated in these forward-looking statements include, among other things: our success in developing, introducing and selling new or improved products and product enhancements, our ability to consummate sales to large accounts with multi-system delivery plans, our ability to fill orders for our systems, our ability to continue to increase sales of our systems and ink and consumables, our ability to leverage our global infrastructure build-out, the development of the market for digital textile printing, availability of alternative ink, competition, sales concentration, changes to our relationships with suppliers, our success in marketing, and those factors referred to under “Risk Factors” in the company’s Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission on March 30, 2018. Any forward-looking statements in this press release are made as of the date hereof, and the company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

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Non-GAAP Discussion Disclosure

Non-GAAP financial measures consist of GAAP financial measures adjusted to exclude the impact of share-based compensation expenses, amortization of acquired intangible assets and restructuring expenses and their tax effect. The purpose of such adjustments is to give an indication of our performance exclusive of non-cash charges and other items that are considered by management to be outside of our core operating results. These non-GAAP measures are among the primary factors management uses in planning for and forecasting future periods. Furthermore, the non-GAAP measures are regularly used internally to understand, manage and evaluate our business and make operating decisions, and we believe that they are useful to investors as a consistent and comparable measure of the ongoing performance of our business. However, our non-GAAP financial measures are not meant to be considered in isolation or as a substitute for comparable GAAP measures, and should be read only in conjunction with our consolidated financial statements prepared in accordance with GAAP. Additionally, these non-GAAP financial measures may differ materially from the non-GAAP financial measures used by other companies.

About Kornit

Kornit Digital (NASDAQ:KRNT) develops, manufactures and markets industrial digital printing technologies for the garment, apparel and textile industries. Kornit delivers complete solutions, including digital printing systems, inks, consumables, software and after-sales support. Leading the digital direct-to-garment printing market with its exclusive eco-friendly NeoPigment printing process, Kornit caters directly to the changing needs of the textile printing value chain. Kornit’s technology enables innovative business models based on web-to-print, on-demand and mass customization concepts. With its immense experience in the direct-to-garment market, Kornit also offers a revolutionary approach to the roll-to-roll textile printing industry: digitally printing with a single ink set onto multiple types of fabric with no additional finishing processes. Founded in 2003, Kornit Digital is a global company, headquartered in Israel with offices in the USA, Europe and Asia Pacific, and serves customers in more than 100 countries worldwide.

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KORNIT DIGITAL LTD.

AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(U.S. dollars in thousands, except share and per share data)

	Six Months Ended		Three Months Ended
	June 30,		June 30,
	2018	2017	2018	2017
	(Unaudited)		(Unaudited)

Revenues
Products	$58,850	$50,406	$32,092	$25,776
Services	8,146	5,285	3,784	2,813
Total revenues	66,996	55,691	35,876	28,589

Cost of revenues
Products	25,232	24,075	14,193	11,992
Services	8,947	6,556	4,255	3,432
Total cost of revenues	34,179	30,631	18,448	15,424

Gross profit	32,817	25,060	17,428	13,165

Operating expenses:
Research and development	10,589	9,342	5,317	4,562
Selling and marketing	12,201	10,829	6,352	5,271
General and administrative	8,054	6,138	4,026	3,301
Restructuring expenses	266	93	118	93
Total operating expenses	31,110	26,402	15,813	13,227
Operating income (loss)	1,707	(1,342)	1,615	(62)
Financial income, net	828	93	295	389
Income (loss) before taxes on income	2,535	(1,249)	1,910	327

Taxes on income	196	273	136	112
Net income (loss)	2,339	(1,522)	1,774	215

Basic net income (loss) per share	$0.07	$(0.05)	$0.05	$0.01

Weighted average number of shares used in computing basic net income (loss) per share	34,295,752	33,151,633	34,321,995	33,658,867

Diluted net income (loss) per share	$0.07	$(0.05)	$0.05	$0.01

Weighted average number of shares used in computing diluted net income (loss) per share	34,885,393	33,151,633	35,047,817	34,719,784

KORNIT DIGITAL LTD.

AND ITS SUBSIDIARIES

RECONCILATION OF GAAP TO NON-GAAP CONSOLIDATED STATEMENTS OF OPERATIONS

(U.S. dollars in thousands, except share and per share data)

	Six Months Ended		Three Months Ended
	June 30,		June 30,
	2018	2017	2018	2017
	(Unaudited)		(Unaudited)

GAAP cost of revenues	$34,179	$30,631	$18,448	$15,424
Share-based compensation (1)	(341)	(287)	(193)	(143)
Intangible assets amortization (2)	(50)	(50)	(25)	(25)
Non-GAAP cost of revenues	$33,788	$30,294	$18,230	$15,256

GAAP gross profit	$32,817	$25,060	$17,428	$13,165
Gross profit adjustments	391	337	218	168
Non-GAAP gross profit	$33,208	$25,397	$17,646	$13,333

GAAP operating expenses	$31,110	$26,402	$15,813	$13,227
Share-based compensation (1)	(2,039)	(1,661)	(982)	(867)
Intangible assets amortization (2)	(482)	(677)	(241)	(266)
Restructuring expenses	(266)	(93)	(118)	(93)
Non-GAAP operating expenses	$28,323	$23,971	$14,472	$12,001

GAAP Taxes on income	$196	$273	$136	$112
Tax effect on to the above non-GAAP adjustments	181	306	93	122
Non-GAAP Taxes on income	$377	$579	$229	$234

GAAP net income (loss)	$2,339	$(1,522)	$1,774	$215
Share-based compensation (1)	2,380	1,948	1,175	1,010
Intangible assets amortization (2)	532	727	266	291
Restructuring expenses	266	93	118	93
Tax effect on to the above non-GAAP adjustments	(181)	(306)	(93)	(122)
Non-GAAP net income (*)	$5,336	$940	$3,240	$1,487

GAAP diluted earning (loss) per share	$0.07	$(0.05)	$0.05	$0.01

Non-GAAP diluted earning per share	$0.15	$0.03	$0.09	$0.04

Weighted average number of shares

Weighted average number of shares used in computing diluted GAAP net earning (loss) per share	34,885,393	33,151,633	35,047,817	34,719,784

Weighted average number of shares used in computing diluted non GAAP net earning per share	35,176,284	34,702,588	35,346,599	35,235,330

(1) Share-based compensation
Cost of product	189	204	104	101
Cost of service	152	83	89	42
Research and development	402	297	228	180
Selling and marketing	476	430	248	210
General and administrative	1,161	934	506	477
	2,380	1,948	1,175	1,010
(2) Intangible assets amortization
Cost of product	50	50	25	25
Selling and marketing	482	677	241	266
	532	727	266	291

(*)	Non-GAAP net income has been updated from prior reports (a) to remove the adjustment for the non-cash impact of the warrants deducted from revenues, and (b) to reflect the tax efect of the non-GAAP adjustments.

KORNIT DIGITAL LTD.
AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(U.S. dollars in thousands)

	June 30,	December 31,
	2018	2017
	(Unaudited)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$17,223	$18,629
Short-term bank deposit	7,500	4,500
Marketable securities	10,657	5,537
Trade receivables, net	33,162	23,245
Inventory	25,123	34,855
Other accounts receivable and prepaid expenses	3,153	2,661
Total current assets	96,818	89,427

LONG-TERM ASSETS:
Marketable securities	67,341	68,835
Deposits and other long-term assets	722	627
Severance pay fund	537	523
Deferred tax asset	805	564
Property and equipment, net	10,994	11,230
Intangible assets, net	1,543	2,076
Goodwill	5,092	5,092
Total long-term assets	87,034	88,947

Total assets	$183,852	$178,374

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Trade payables	$10,014	$12,439
Employees and payroll accruals	7,081	6,338
Deferred revenues and advances from customers	2,096	1,697
Other payables and accrued expenses	4,740	5,046
Total current liabilities	23,931	25,520

LONG-TERM LIABILITIES:
Accrued severance pay	1,355	1,232
Payment obligation related to acquisition	-	334
Other long-term liabilities	764	589
Total long-term liabilities	2,119	2,155

SHAREHOLDERS’ EQUITY	157,802	150,699

Total liabilities and shareholders’ equity	$183,852	$178,374

KORNIT DIGITAL LTD.

AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(U.S. dollars in thousands)

	Six Months Ended		Three Months Ended
	June 30,		June 30,
	2018	2017	2018	2017
	(Unaudited)		(Unaudited)

Cash flows from operating activities:

Net Income (loss)	$2,339	$(1,522)	$1,774	$215
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	2,367	2,427	1,200	1,154
Fair value of warrants deducted from revenues	1,533	2,353	1,491	1,415
Share-based compensation	2,380	1,948	1,175	1,010
Amortization of premium on marketable securities	241	277	124	145
Realized gain on sale of marketable securities	-	(29)	-	(29)
Decrease (increase) in trade receivables	(10,141)	2,894	(7,871)	(4,332)
Decrease (increase) in other receivables and prepaid expenses	(522)	747	(939)	1,016
Decrease (increase) in inventory	9,044	(8,652)	4,129	(2,716)
Decrease (increase) in deferred taxes, net	(219)	(183)	90	(19)
Decrease (increase) in other long term assets	(97)	194	(52)	45
Increase (decrease) in trade payables	(2,192)	(2,060)	2,954	(1,851)
Increase (decrease) in employees and payroll accruals	759	(833)	417	(1,087)
Increase (decrease) in deferred revenues and advances from customers	412	(692)	108	390
Increase (decrease) in other payables and accrued expenses	203	122	(684)	(755)
Increase (decrease) in accrued severance pay, net	109	28	189	(4)
Increase in other long term liabilities	175	369	141	133
Loss from sale of property and Equipment	-	29	-	29
Foreign currency translation loss on inter company balances with foreign subsidiaries	293	(595)	632	(482)

Net cash provided by (used in) operating activities	6,684	(3,178)	4,878	(5,723)

Cash flows from investing activities:

Purchase of property and equipment	(1,244)	(3,431)	(762)	(2,536)
Investment in bank deposits	(3,000)	-	-	-
Proceeds from sale of marketable securities	-	38,312	-	38,312
Proceeds from maturity of marketable securities	2,150	6,740	1,650	2,000
Purchase of marketable securities	(6,130)	(70,648)	(3,781)	(22,520)
Net cash provided by (used in) investing activities	(8,224)	(29,027)	(2,893)	15,256

Cash flows from financing activities:

Proceeds from follow on offering	-	36,058	-	428
Exercise of employee stock options	1,067	1,347	536	872
Payment of deferred issuance cost	-	(981)	-	(981)
Payment of contingent consideration	(900)	(1,400)	-	-
Net cash provided by financing activities	167	35,024	536	319

Foreign currency translation adjustments on cash and cash equivalents	(33)	99	(80)	85
Increase (decrease) in cash and cash equivalents	(1,373)	2,819	2,521	9,852
Cash and cash equivalents at the beginning of the period	18,629	22,789	14,782	15,770
Cash and cash equivalents at the end of the period	17,223	25,707	17,223	25,707

Non-cash investing and financing activities:

Purchase of property and equipment on credit	200	863	200	863
Inventory transferred to be used as property and equipment	591	167	-	167
Receipt on account of shares	20	-	20	-

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